Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

Temporary Suspension of Trading Under Registrant’s Employee Benefit Plans.

As previously disclosed in General Electric Company’s (GE) Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 23, 2015, under applicable SEC rules, and as a result of GE’s split-off of Synchrony Financial, GE is filing this document to report that GE directors and executive officers may be subject to a trading blackout in GE securities, if a certain number of GE benefit plan participants and beneficiaries choose to participate in the Synchrony Exchange Offer (as defined below).

Specifically, on October 19, 2015, GE announced an offer (the “Synchrony Exchange Offer”) to exchange up to 705,270,833 shares of common stock of Synchrony Financial for shares of GE common stock (“GE Shares”) pursuant to the Prospectus, dated October 19, 2015. In the event a blackout is imposed under Section 306(a) of the Sarbanes-Oxley Act and Regulation BTR (i.e., the Blackout Trading Restriction) in connection with the Synchrony Exchange Offer, GE will send a notice (the “Blackout Notice”) to its directors and its officers who are subject to Section 16 of the Securities Exchange Act of 1934, as amended (“Section 16”), informing them that they will be subject to certain trading restrictions with respect to GE Shares. Such a blackout may occur if 50% or more of the participants or beneficiaries located in the United States, its territories and possessions under the individual account plans maintained by GE, including the GE Retirement Savings Plan, ITI 401(k) Plan, Elano Profit Sharing Plan, Middle River Aircraft Systems Salaried Savings Plan, Middle River Aircraft Systems Hourly Savings Plan, Asset Management Plan For Affiliated GE Companies, GE Asset Maintenance Plan, Roper Employee Voluntary Stock Ownership Plan, Advanced Services, Inc. Employee Savings and Retirement Plan, GE Puerto Rico Savings Plan for Salaried Employees, and all similar plans sponsored by GE or one of its affiliates (each a “Savings Plan” and collectively, the “Savings Plans”), direct the trustee for the relevant Savings Plan (or its designated agent) to exchange in the Synchrony Exchange Offer some or all of the GE Shares attributable to their Savings Plan accounts. Participants in the Savings Plans who do so will be unable, during a period that is potentially longer than three consecutive business days, to exchange their account balances out of the GE Stock Funds or obtain any distributions, withdrawals or loans from the GE Stock Funds.

During the blackout period (if it occurs), subject to certain limited exemptions, directors and Section 16 officers will be prohibited from directly or indirectly purchasing, selling, acquiring or transferring any GE Shares or derivative security with respect to GE Shares acquired in connection with their service or employment as a director or Section 16 officer of GE, except that directors and Section 16 officers will have the opportunity to exchange those GE Shares in the Synchrony Exchange Offer.

Any inquiries during the blackout period (if it occurs) may be directed to:

General Electric Company

3135 Easton Turnpike

Fairfield, Connecticut 06828-0001

Attention: Chief Corporate, Securities & Finance Counsel

Telephone number: (203) 373-2211

For a period of two years after the ending date of the blackout period (if it occurs), GE shareholders or other interested parties may obtain, without charge, information about the actual beginning and ending dates of the blackout period by contacting:

General Electric Company

3135 Easton Turnpike

Fairfield, Connecticut 06828-0001

Attention: Chief Corporate, Securities & Finance Counsel

Telephone number: (203) 373-2211

Additional Information and Where to Find It

This document is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Synchrony has filed with the SEC a registration statement on Form S-4 that includes the Prospectus and GE has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, GE, Synchrony and related matters, and GE will deliver the Prospectus to holders of GE common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of GE, Synchrony or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of GE common stock may obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D.C. 20549, and will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Holders of GE common stock will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that GE and Synchrony file electronically with the SEC and that may be obtained for free. The address of that website is http://www.sec.gov. Holders of GE common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on this website. Alternatively, Georgeson Inc., the information agent for the exchange offer, will, upon request, arrange to send the Prospectus to holders of GE common stock who call (866) 300-8594 (toll-free in the United States) or (781) 575-2173 (internationally).

Forward-Looking Statements

This document contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan; expected income; earnings per share; revenues; organic growth; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and GE Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	failure to consummate the exchange offer;

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GECC’s funding, and GECC’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial and consumer credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GECC’s ability to pay dividends to GE at the planned level, which may be affected by GECC’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders;

•	the price we realize on orders since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	adverse market conditions, timing of and ability to obtain required bank regulatory approvals, or other factors relating to us or Synchrony Financial that could prevent us from completing the Synchrony Financial split-off as planned;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the proposed transactions and alliances with Alstom, Appliances and our announced plan to reduce the size of our financial services businesses, and our ability to realize anticipated earnings and savings;

•	our success in integrating acquired businesses and operating joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2014.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

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